UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               Caneum, Inc.
                             (Name of Issuer)


                       Common Stock, par value $.001
                     Options to purchase common stock
                      (Title of Class of Securities)


                                137515 10 2
                              (CUSIP Number)


                               Jason Daggett
                        4080 Paradise Road, #15-168
                           Las Vegas, NV   89109
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              August 14, 2003
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Jason Daggett

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) _____
     (b) _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          213,750(1)
     8.   Shared Voting Power        -0-
     9.   Sole Dispositive Power     213,750(1)
     10.  Shared Dispositive Power   -0-

     (1) Of the total shares beneficially owned by the Reporting Person, 13,750 represent shares underlying options that are exercisable within 60 days. The Reporting Person was granted a total of 55,000 options on August 14, 2003 that vest as follows: one-fourth (1/4th) of the total options granted at the end of each three-month period and immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     213,750

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     7.2%

14.  Type of Reporting Person (See Instructions)

     IN

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Item 1.  Security and Issuer

     Common stock, par value $.001, and options to purchase common stock Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.  Identity and Background

     (a)  Jason Daggett
     (b)  4080 Paradise Road, #15-168
          Las Vegas, NV   89109
     (c)  Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

     The shares of common stock were purchased from the Issuer in a private offering using personal funds of the Reporting Person. Options were granted to the Reporting Person for appointment to the board of directors and committees of the Issuer and will vest on a quarterly basis.

Item 4.  Purpose of Transaction

     The shares of common stock were issued in a private offering and the options were granted for appointment to the board of directors and committees of the Issuer. Other than potential additional issuances of stock and granting of options for performance yet to be determined, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

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     (f)  Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a)  213,750 shares             7.2%
     (b)  Sole Voting Power          213,750(1)
          Shared Voting Power        -0-
          Sole Dispositive Power     213,750(1)
          Shared Dispositive Power   -0-
          (1) Of the total shares beneficially owned by the Reporting Person, 13,750 represent shares underlying options that are exercisable within 60 days. The Reporting Person was granted a total of 55,000 options on August 14, 2003 that vest as follows: one-fourth (1/4th) of the total options granted at the end of each three-month period and immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan.
     (c) The Reporting Person purchased 100,000 shares in a private offering of the Issuer on March 23, 2000, and was granted options to purchase common stock for appointment to the board of director and committees of the Issuer on August 14, 2003.
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None

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                                 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 25, 2003

/s/ Jason Daggett
Signature

Jason Daggett
Name


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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